Exhibit 99.2

November 20, 2013

iSoftStone Holdings Limited

East Bldg. 16, Courtyard #10

Xibeiwang East Road, Haidian District

Beijing 100193

People’s Republic of China

Attention: Independent Committee of the Board of Directors

        RE:   Offer to Purchase Shares of iSoftStone Holdings Limited (the “Company”)

Dear Members of the Independent Committee:

As you are aware, Teng Yue Partners, LP (“Teng Yue Partners”) together with its affiliates beneficially owns approximately 39,594,980 ordinary shares, par value $0.0001 per share, of the Company (the “Shares”) representing approximately 7.0% of the Company’s total ordinary shares outstanding. We have reviewed the revised offer (the “Offer”) sent to the Company on November 2, 2013 from the Consortium (as defined therein) to purchase all of the Shares for US$0.545 per ordinary share (or $US5.45 per ADR) (the “Offer Price”).

Please be advised that we find the Offer Price wholly unacceptable, and, at such price, we are unwilling to sell our Shares and participate in the Offer. We find it hard to believe that an independent investment bank would be able to provide an opinion to the Independent Committee that the Offer Price is fair to shareholders.

We would like to discuss, as soon as possible, terms on which we would be willing to sell our Shares and hope that the Independent Committee can negotiate an Offer Price that is fair to all shareholders and not just those shareholders and directors who are members of the Consortium. Please let us know when you are available for such a discussion.

Sincerely,

TENG YUE PARTNERS, LP

By:	/s/ Tao Li
Tao Li
Managing Partner